Metal Storm Limited ABN 99 064 270 006 PO Box 128 Richlands Qld 4077 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
January 29, 2008
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Julie Sherman
RE:	Metal Storm Limited Form 20-F for the year ended December 31, 2006 Filed May 18, 2007 File No. 000-31212
Ladies and Gentlemen:
Set forth below is the response of Metal Storm Limited (the “Company”) to the comments contained in the staff’s letter dated December 6, 2007 to Dr. Lee J. Finniear, Chief Executive Officer, regarding the Company’s Form 20-F filed May 18, 2007 (the “Report”). For ease of reference, the staff’s comments have been repeated below, with the Company’s response set forth underneath.
Form 20-F for the year ended December 31, 2006
Item 15. Controls and Procedures, page 52
1. We note your response to our prior comment 1. The language on page 53 of your 2006 Form 20-F to which you refer states that “at this time however we acknowledge that the disclosure controls and procedures are not effective.” However, you do not disclose the conclusions of your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, as required by Item 15 of Form 20- F. Further, your use of the word “acknowledge” implies a concession, and when read in context, the language appears to qualify any conclusions that may have been reached and are being conveyed by management. Please amend the filing to fully comply with the requirements of Item 15 of Form 20-F by stating clearly the conclusions of your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the 2006 Form 20- F.
The Company notes the Staff’s comment and has amended its 2006 Form 20-F to clearly state the conclusions of its principal executive and principal financial officers on the effectiveness of the Company’s disclosure controls and procedures as of the end of the period.
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Metal Storm Limited ABN 99 064 270 006 PO Box 128 Richlands Qld 4077 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
Note 27. Significant Differences between AIFRS and U.S. GAAP, page F-53
2. We note your discussion regarding the change in your accounting policy for the treatment of transaction costs related to the 2006 Notes offering under AIFRS. Please explain the AIFRS accounting guidance (other than AASB 132 and AASB 139) that mandates how you were required to account for financial liability transaction costs in 2006. Please clarify for us why you believe this planned change in accounting represents a choice between acceptable AIFRS accounting method for transaction costs in 2006 and the facts that caused you and your auditors to conclude such a change in your accounting for the costs in 2007 was appropriate. Finally, tell us if there are any new AIFRS accounting standards effective in 2007 that change how you are required to account for transaction costs incurred in connection with financial liabilities.
As background, we incurred A$4.7 million of transaction costs that were directly attributable to the issuance of the 2006 Notes. The allocation of the proceeds and the transaction costs to three components is shown in the following table. The original allocation attributed the transaction costs to components (a) and (b). In June 2007, we changed our policy to attribute the transaction costs to components (a), (b) and (c).

		Allocation of	Original	Revised
		proceeds on	allocation of	allocation of
	Classification of	initial	transaction	transaction
Components of	component of	recognition	costs	costs
Instrument	instrument	$A million	$A million	$A million
(a) Detachable options	Equity	4.4	0.7	0.7
(b) Note	Financial Liability	15.2	4.0	2.6
(c) Conversion feature	Financial liability - embedded derivative	7.9	0	1.4
	Total	27.5	4.7	4.7
In response to the Staff’s comments, the principal AIFRS guidance regarding the accounting for an instrument of this nature is AASB 132 and AASB 139. Particularly AASB 132 (38), AASB 139 (9) definition of transaction costs, AASB 139(11), (43) and AASB 139 AG 6 and AG 28. There are no other accounting standards that mandate how the transaction costs incurred in relation to financial instruments are to be accounted for.
AASB 139 AG28 requires an embedded option derivative to be separated from its host contract based on the terms of the option feature and the initial carrying amount of the host instrument is the residual after separating the embedded derivative at its fair value. AASB 132 (38) requires the allocation of transaction costs to equity components of compound instruments. AASB 139 AG 6 outlines how transaction costs for debt are to be allocated. As there is no mention of transaction costs in AG28, it is a matter of judgement to determine the best allocation of those costs to embedded derivatives.
The accounting policy applied in preparing the 2006 financial statements was in accordance with the generally accepted practice whereby transaction costs are allocated entirely to the host debt contract if there is an embedded derivative. Most standalone derivatives do not attract significant transaction costs.
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Metal Storm Limited ABN 99 064 270 006 PO Box 128 Richlands Qld 4077 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
Embedded derivatives are usually a structured component designed to reduce the overall cost of borrowing. This practice recognises that these transaction costs are part of the cost of borrowing and should therefore be spread as part of the effective interest rate.
When reviewing the instruments for the 2007 financial statements it was clear that the embedded derivative in its own right was an unusually key feature of the fund raising. Investors saw this as a purchase of an option to buy shares rather than a debt instrument with a safety feature. This was shown in the significant number of early conversions. Out of the A$203 milllion of notes issued in September 2006 approximately A$49 million of notes (24%) had already been converted in mid 2007. It was also reflected in the unusually large value of the embedded conversion option on initial recognition as noted in the table above. As such, it appeared inappropriate to defer a significant portion of the costs and therefore the policy was changed to link some of the transaction costs to the underlying derivative and thus to recognise them immediately.
The outcome of the change is that the annual borrowing costs are similar to a standard convertible debt where the embedded option is treated as equity. The costs relating to the derivative are expensed immediately.
On balance, we concluded that such a change in our accounting for the costs in 2007 was appropriate on the basis that the allocation of costs to the embedded derivative was reliable and more relevant than no allocation of costs. As such, the change in policy is supported by paragraph 14 of AASB 108.
There was no change in accounting standards in 2007 that prompted this change.
* * * * *
As requested in your letter dated December 6, 2007, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
Please contact me on +61 7 3123 4700 if you would like to discuss any issues further. Please also forward a copy of any further communication in connection with the review of the Report to Eric Boone at Baker & McKenzie via fax at +61 2 9225 1595,Thank you for your attention to this matter.

Very truly yours,

By:

Name:	Brett Farmer
Title:	Chief Financial Officer
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Appendix 1
AASB 132 (38)
38. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. Transaction costs that relate jointly to more than one transaction (e.g. costs of a concurrent offering of some shares and a stock exchange listing of other shares) are allocated to those transactions using a basis of allocation that is rational and consistent with similar transactions.
AASB 139 (9) Definition of a transaction cost
Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability (see Appendix A paragraph AG13). An incremental cost is one that would not have been incurred if the entity had not acquired, issued or disposed of the financial instrument.
AASB 139 (11)
11. An embedded derivative shall be separated from the host contract and accounted for as a derivative under this Standard if, and only if:
(a) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract (see Appendix A paragraphs AG30 and AG33);
(b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
(c) the hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in profit or loss (i.e. a derivative that is embedded in a financial asset or financial liability at fair value through profit or loss is not separated).
If an embedded derivative is separated, the host contract shall be accounted for under this Standard if it is a financial instrument, and in accordance with other appropriate Standards if it is not a financial instrument. This Standard does not address whether an embedded derivative shall be presented separately on the face of the financial statements.
11A. Notwithstanding paragraph 11, if a contract contains one or more embedded derivatives, an entity may designate the entire hybrid (combined) contract as a financial asset or financial liability at fair value through profit or loss unless:
(a) the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or
(b) it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits the holder to prepay the loan for approximately its amortised cost.
AASB 139 (43)
43. When a financial asset or financial liability is recognised initially, an entity shall measure it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.
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AASB 139 AG 6
AG6. When applying the effective interest method, an entity generally amortises any fees, points paid or received, transaction costs, other premiums or discounts included in the calculation of the effective interest rate over the expected life of the instrument. However, a shorter period is used if this is the period to which the fees, points paid or received, transaction costs, premiums or discounts relate. This will be the case when the variable to which the fees, points paid or received, transaction costs, premiums or discounts relate, is repriced to market rates before the expected maturity of the instrument. In such a case, the appropriate amortisation period is the period to the next such repricing date. For example, if a premium or discount on a floating rate instrument reflects interest that has accrued on the instrument since interest was last paid or changes in market rates since the floating interest rate was reset to market rates, it will be amortised to the next date when the floating interest is reset to market rates. This is because the premium or discount relates to the period to the next interest reset date because, at that date, the variable to which the premium or discount relates (i.e. interest rates) is reset to market rates. If, however, the premium or discount results from a change in the credit spread over the floating rate specified in the instrument, or other variables that are not reset to market rates, it is amortised over the expected life of the instrument.
AASB 139 AG 28
AG28. An embedded non-option derivative (such as an embedded forward or swap) is separated from its host contract on the basis of its stated or implied substantive terms, so as to result in it having a fair value of zero at initial recognition. An embedded option-based derivative (such as an embedded put, call, cap, floor or swaption) is separated from its host contract on the basis of the stated terms of the option feature. The initial carrying amount of the host instrument is the residual amount after separating the embedded derivative.
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